United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 14, 2023		Head of Investor Relations



Iron Solutions webinar

Decarbonization of steel and impacts in iron ore supply

Marcello Spinelli, EVP Iron Solutions

Rogerio Nogueira, Business and Product Development Director

April 14th, 2023

VALE

Disclaimer

This presentation may include statements that present Vale's expectations about future events or results, including without limitation our production guidance and our plans relating to projects mentioned in any of the slides. These risks and uncertainties include factors relating to our ability to obtain financing or applicable licenses for the projects mentioned. It includes risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

Steel to remain in high demand for a very long time...

Megatrends for steel demand

- **Population and economic growth**
- **Urbanization**
- **Energy transition**
- **Onshoring and reduced steel imports**

Steel production by region (Mt)


Emerging regions[1]
China
Europe, America, Japan, Korea and others
1,887
252
1,018
617
~2,010
~310
~1,010
~690
~2,090
~410
~970
~710
~2,300
~620
~940
~740
2022
2026
2030
2040
Steelmaking capacity to double in SEA by 2030
90 mm new non-farm jobs in India by 2030
~150 mm people migrating to urban areas by 2040
Housing steel penetration increase to 6% by 2025[2]
Legislation incentivizing green steel
Investments in renewable energy infrastructure

[1] Including India, Southeast Asia, Middle East and Africa. [2] According to some estimates, the penetration rate of steel structures for housing is expected to increase from 0.8% in 2018 to 6.0% in 2025.

... but steelmaking needs to change for a world challenged to decarbonize

More than **70 countries committed to net zero targets**

Steelmaking represents **8% of global CO_2 emissions**

> US$ 1 trillion investments required to decarbonize steel industry

VALE

Steelmakers are exploring multiple solutions to decarbonize

The steel industry will most likely decarbonize in steps

Step 1: Operational efficiency
Up to 15% CO_2 reduction

- Burden mix optimization with high-quality ores
- Energy optimization
- Increased scrap usage

Step 2: New technologies (excluding green H_2)
15–60% CO_2 reduction

- Low carbon fuels & enhanced O_2 in BF
- CCS adoption

Step 3: 100% green H_2
60–100% CO_2 reduction

- H_2 + DR route

Steelmaking emissions


BF–BOF (standard)
2.0 t CO2/ t of steel
BF–BOF (optimized)
1.7–1.4[1] t CO2/ t of steel
DR–BOF (with melter)
1.1–0.9 t CO2/ t of steel
DR–EAF (NG)
1.0–0.6[2] t CO2/ t of steel
DR–EAF (H2)
Net zero t CO2/ t of steel
Increasing energy costs

[1] Considering increased O_2 utilization in blast furnace in the best scenario. [2] Considering Carbon Capture and Storage (CCS) in the best scenario.

HBI has varied application routes with different economics

Simplified direct reduction flowsheet and applications



Pellets
Briquettes
Lump
Natural gas
(H_2 in the future)
Gas reformer
Direct Reduction Furnace
High-grade DRI/HBI[1]
Low-grade DRI/HBI[2]
EAF
BF
Melter
BOF
BOF
2 furnaces needed
(DR-EAF)
3 furnaces needed
(DR-BF-BOF)
3 furnaces needed
(DR-Melter-BOF)
Less furnaces reduces OPEX and CAPEX

[1] Considering a high-grade DRI/HBI of %Fe total greater than or equal to 90% and % metallization greater than or equal to 93%.
[2] Considering a low-grade DRI/HBI of %Fe total less than or equal to 90% and % metallization less than or equal to 93%.

VALE

The iron ore market to segment in three main categories with higher demand for premium products


Seaborne iron ore demand (Mt)
Demand
CAGR
DR agglomerates
~8%
~40
~60
~110
~155
2022 2026 2030 2040
Premium fines, BF agglomerates and lump
~2%
~600
~740
~860
~860
2022 2026 2030 2040
~62% BF fines and low-grade
~ -3%
~900
~790
~570
~470
2022 2026 2030 2040
Total
~0%
~1,540
1,580
1,540
1,490
2022 2026 2030 2040

Increasing demand may create a DR agglomerates' S-D gap of ~70 Mt in 2030

Source: Vale's estimates.

New direct reduction plants are being announced

Global DRI/HBI production (Mt)


~55%
~130
~200
2022
2030
Seaborne DR iron ore demand (Mt)
~40
~110

Growth is lead by key regions:

MENA gas availability and competitiveness **attracting investments**

~US$ 8 billion incentives announced in **Europe**

Inflation Reduction Act and government support attracting **new investments into North America**

Source: Vale's estimates.

DR route success demands competitive energy costs, investments and typical iron ore quality

Shift to greener routes increases reductant costs

Fuel cost[1] (US$/t coal eq.)


Coal
Natural gas w/ CCS²
Blue hydrogen
Green hydrogren

DR route set up is more sensitive to iron ore quality

Iron ore quality required


Average BF–BOF
DR–EAF
~62%
> 67%
~6%
< 3%
Iron content
(Fe%)
Acid gangue
(SiO_2+Al_2O_3)

Government support both in mitigating risks, financing and providing long term regulatory certainty regarding carbon pricing will be decisive

VALE

[1] Assumptions: Electricity@$30/MWh; CCS@$60/ton.CO_2 [2] Carbon capture and storage

Current seaborne iron ore quality is not suitable for a "carbon-neutral" steelmaking world

Ore concentration is a trade-off between additional costs and premiums

LOI[1] and density differentials in some orebodies decrease mass recovery in concentration

Quality requirements tend to increase beneficiation costs and decrease mass recovery

Vale is leader in premium products (DRP, BFP and premium fines)


Seaborne supply – 2022 (Mt)
Vale
Main peers
Others
Seaborne market supply (Mt)
~40
~70²
~260
~270³
~530⁴
~390
37%
25%
2%
31%
24%
5%
DR pellets
BF pellets
Lump
Premium fines²
62%Fe fines
Low-grade fines
Direct charge products

[1] Loss on ignition. [2] Including Vale's sales of BF pellets in Brazil. [3] Including pellet feed sales. [4] Including BRBF low alumina products.

Vale is innovating to fill the supply-demand gap of agglomerates

Tests in clients' furnaces are confirming the benefits of iron ore briquettes

- **70 kt** of briquettes tested
- **8 industrial tests** in 6 blast furnaces
- Basket **tests in Midrex and Hyl** DR furnaces
- **9 tests** scheduled **for 2023**

Direct Reduction basket tests results


Metallization[1] (%)
The higher, the better
98.1
97.5
95.4
95.0
DR briquette (Midrex)
DR briquette (Hyl)
DR Pellet 1
DR Pellet 2
Disintegration (% <6.3mm)[2]
The lower, the better
8.6
4.7
5.4
14.6
DR briquette (Midrex)
DR briquette (Hyl)
DR Pellet 1
DR Pellet 2

VALE

[1] Metallization of DRI is a measure of the conversion of iron oxides into metallic iron. Higher metallization means high productivity, less gas consumption and lower costs.
[2] Disintegration (% <6.3mm) is a measure of the fines generation during the reduction process from oxide to metallic iron. Lower disintegration means higher yield, higher productivity and smoothly operation.

Higher demand for premium products will promote a market segmentation

Spread over 62%Fe index (US$/dmt)

	DR agglomerates (68%Fe)		BF agglomerates (65%Fe)		Premium fines (65%Fe)		Low-grade fines (58%Fe)	
	2018-2022	2030+	2018-2022	2030+	2018-2022	2030+	2018-2022	2030+
Spread	74	~95	66	~75	18	~22	-27	~ -30
	Premiums increase with higher demand for direct reduction agglomerates		Remaining blast furnaces demand more agglomerates		Premium fines maximize productivity in new low-CO_2 processes		Low-grade fines become feedstock for high-CO_2 emitting blast furnaces (typically in regions without emission restrictions)	

Vale's market (DR agglomerates, BF agglomerates, Premium fines)

VALE

Assumptions: 62%Fe iron ore price (US$/dmt) = 75 (2030+); Steel margins (US$/t) = 75 (2030+); CO_2 price (US$/t) = 30 (2030+); Coke price (US$/t) = 335 (2030+); and Natural gas price (US$/MMBtu) = 6 (2030+).

How is Vale supporting the steelmaking scope 1 reduction?

Fostering
Mega Hubs creation

Developing
Concentration capacity

Increasing
Agglomerates production

Note: Steelmaking scope 1 is Vale's scope 3.

Vale is fostering the creation of Mega Hubs across the globe

Potential regions for Mega Hubs development


HBI
HBI
HBI
HBI
Iron ore
Iron ore
Hydrogen
Natural gas

Agreements signed for Mega Hubs studies in Saudi Arabia, UAE, Oman and Brazil

30+ MoU signed with clients for decarbonization

Mega Hubs will supply green solutions to the steel industry

Mega Hubs concept


Mining
Concentration plants
Agglomeration plants
(briquetting and pelletizing)
Direct reduction plants (HBI)
Local EAF clients
EAF clients (ex-Hub)
BF-BOF clients (ex-Hub)
Vale's operations/solutions
Mega Hub located

Volumes (Mt, preliminary estimates)


>20
2032+
>10
2027+
10
HBI
30
15
15
DR Briquette

Delivering concentration solutions to supply high-quality feedstock

Innovative business model to optimize capital allocation and value chain



Tailings filtration



Dry concentration



3rd party concentration



Northern System ore concentration

VALE

Tubarão briquette plants are 86% complete



Start-up Plant 1: 2Q23

Start-up Plant 2: 2H23

Capacity: 6 Mtpy of briquettes

VALE

Vale will achieve ~100 Mt of agglomerates production by 2030+

Pellets & briquettes production (Mt)


BF Agglomerates
DR Agglomerates
36–40
50–55
~100
2023
2026
2030+

Briquette plants expected timeline

- **2021** Approval of Tubarão plants
- **2023** Start-up of Tubarão plants (6 Mtpy capacity); Approval of +2 plants
- **2024** Approval of +3 plants

Adding high-quality capacity to capture higher premiums

	2022	2026	2030+
Volumes	308 Mt	340–360 Mt	>360 Mt
High-grade agglomerates	32 Mt	50–55 Mt	~100 Mt
Grade	62.2% Fe	~63.5% Fe	~64% Fe
Average Premium	7 US$ per metric ton	8–12 US$ per metric ton	18–25 US$ per metric ton

Potential contribution to EBITDA vs. 2022

+ US$ 4–10 bn
by 2026 and 2030+

+ US$ 20–50 bn
value addition[1]

[1] Assuming a 5x EV/EBITDA multiple – diversified miners' average.

VALE